Exhibit 4.1

MAY 25, 2000

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AFFILIATED MANAGERS GROUP, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Affiliated Managers Group, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

All members of the Board of Directors of the Corporation by giving their consent pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware duly adopted resolutions without the formality of convening a meeting, setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable.  The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Section 228 and 242 of the General Corporation Law of the State of Delaware.  The resolutions setting forth the amendment is as follows:

RESOLVED:	That the following provisions of the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation be and hereby are deleted:

“The total number of shares of capital stock which the Corporation shall have the authority to issue is Forty Eight Million (48,000,000) shares, of which (a) Five Million (5,000,000) shares shall be undesignated preferred stock, par value $.01 per share (the “Undesignated Preferred Stock”), and (b) Forty Three Million (43,000,000) shares shall be common stock, par value $.01 per share (the “Common Shares”), of which (i) Forty Million (40,000,000) shares shall be designated Voting Common Stock (“Common Stock”) and (ii) Three Million (3,000,000) shares shall be designated Class B Non-Voting Common Stock (“Class B Common Stock”). As set forth in this Article IV, the Board of Directors or any authorized committee thereof is authorized from time to time to establish and designate one or more series of Undesignated Preferred Stock, to fix and determine the variations in the relative rights, preferences and powers as between the different series of Undesignated Preferred Stock in the manner hereinafter set forth in this Article IV, and to fix or alter the number of shares comprising any such series and the designation thereof to the fullest extent permitted by law.”

and the following provisions be inserted in lieu thereof:

“The total number of shares of capital stock which the Corporation shall have the authority to issue is Eighty-Eight Million (88,000,000) shares, of which (a) Five Million (5,000,000) shares shall be undesignated preferred stock, par value $.01 per share (the “Undesignated Preferred Stock”), and (b) Eighty-Three Million (83,000,000) shares shall be common stock, par value $.01 per share (the “Common Shares”), of which (i) Eighty Million (80,000,000) shares shall be designated Voting Common Stock (“Common Stock”) and (ii) Three Million (3,000,000) shares shall be designated Class B Non-Voting Common Stock (“Class B Common Stock”).  As set forth in this Article IV, the Board of Directors or any authorized committee thereof is authorized from time to time to establish and designate one or more series of Undesignated Preferred Stock to fix and determine the variations in the relative rights, preferences and powers as between the different series of Undesignated Preferred Stock in the manner hereinafter set forth in this  Article IV, and to fix or alter the number of shares comprising any such series and the designation thereof to the fullest extent permitted by law.

[End of Text]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary as of this 25th day of May, 2000.

AFFILIATED MANAGERS GROUP, INC.

	By:	/s/ Sean M. Healey
Sean M. Healey, President

Attest:

/s/ Nathaniel Dalton
Nathaniel Dalton, Secretary